EXHIBIT 99.1

TiGenix:Transparency notifications  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - January 26, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following four transparency notifications received from Bank of America Corporation:

  On January 23, 2018, TiGenix received a first transparency notification from Bank of America Corporation, following the acquisition of voting securities or voting rights on January 8, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association) holds 19,234,236 voting rights in TiGenix linked to securities and 1,072,370 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 7.40% of the total number of voting rights). As a result the 5% threshold was crossed.

  On January 23, 2018, TiGenix received a second transparency notification from Bank of America Corporation, following the acquisition of voting securities or voting rights and the acquisition of financial instruments that are treated as voting securities on January 17, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association) holds 25,472,656 voting rights in TiGenix linked to securities and 2,481,017 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 10.14% of the total number of voting rights). As a result the 10% threshold was crossed.

  On January 25, 2018, TiGenix received a third transparency notification from Bank of America Corporation, following the passive downwards crossing of the 10% threshold on January 19, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation and Bank of America, National Association) holds 25,472,393 voting rights in TiGenix linked to securities and 2,529,514 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 9.47% of the total number of voting rights).

  On January 26, 2018, TiGenix received a fourth transparency notification from Bank of America Corporation, following the acquisition or disposal of voting securities or voting rights and the acquisition of financial instruments that are treated as voting securities on January 22, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation and Bank of America, National Association) holds 25,472,246 voting rights in TiGenix linked to securities and 4,276,534 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 10.06% of the total number of voting rights). As a result the 10% threshold was crossed.

1. Content of the first notification by Bank of America Corporation

Date of the notification: January 23, 2018.

Reason of the notification: acquisition of voting securities or voting rights.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 8, 2018.

Threshold that was crossed: 5%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 19,214,016 voting securities (7.01% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights); and
  Bank of America, National Association held 15,120 voting securities (0.01% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 1,072,370 voting rights that may be acquired if the instruments (rights of recall) are exercised (0.39% of the total number of voting rights).

Total: 19,234,236 voting rights and 1,072,370 voting rights that may be acquired if the instrument is exercised (7.40% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

***

2. Content of the second notification by Bank of America Corporation

Date of the notification: January 23, 2018.

Reason of the notification: acquisition of voting securities or voting rights/acquisition of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 17, 2018.

Threshold that was crossed: 10%.

Denominator: 275,616,725.

Details of the notification: following the acquisition of voting securities or voting rights and the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 25,444,176 voting securities (9.23% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights); and
  Bank of America, National Association held 23,380 voting securities (0.01% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 2,481,017 voting rights that may be acquired if the instruments are exercised (including 2,476,459 rights of recall and 4,558 swaps with expiration date April 30, 2018) (0.90% of the total number of voting rights).

Total: 25,472,656 voting rights and 2,481,017 voting rights that may be acquired if the instrument is exercised (10.14% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

***

3. Content of the third notification by Bank of America Corporation

Date of the notification: January 25, 2018.

Reason of the notification: passive crossing of a threshold.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 19, 2018.

Threshold that was crossed: 10%.

Denominator: 295,654,573.

Details of the notification: following the passive downwards crossing of the 10% threshold, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 25,452,513 voting securities (8.61% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights); and
  Bank of America, National Association held 14,780 voting securities (0% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 2,476,534 voting rights that may be acquired if the instruments are exercised (including 2,471,976 rights of recall and 4,558 swaps with expiration date April 30, 2018) (0.84% of the total number of voting rights); and
  Merrill Lynch Professional Clearing Corporation held 52,980 voting rights that may be acquired if the instrument (rights of use) is exercised (0.02% of the total number of voting rights).

Total: 25,472,393 voting rights and 2,529,514 voting rights that may be acquired if the instruments are exercised (9.47% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

***

4. Content of the fourth notification by Bank of America Corporation

Date of the notification: January 26, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights/acquisition of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 22, 2018.

Threshold that was crossed: 10%.

Denominator: 295,654,573.

Details of the notification: following the acquisition or disposal of voting securities or voting rights and the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 25,452,626 voting securities (8.61% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights); and
  Bank of America, National Association held 14,520 voting securities (0% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 2,476,534 voting rights that may be acquired if the instruments are exercised (including 2,471,976 rights of recall and 4,558 swaps with expiration date April 30, 2018) (0.84% of the total number of voting rights); and
  Merrill Lynch Professional Clearing Corporation held 1,800,000 voting rights that may be acquired if the instrument (rights of use) is exercised (0.61% of the total number of voting rights).

Total: 25,472,246 voting rights and 4,276,534 voting rights that may be acquired if the instrument is exercised (10.06% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases/

  notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.